Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Procter and Gamble Co (PG)

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

11461 San Pablo Avenue, Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Procter and Gamble Corporation (PG)
Vote Yes: Item #5 – Sustainable Packaging Policies for Flexible Plastics

Annual Meeting: October 14, 2025

CONTACT: Conrad MacKerron | mack@asyousow.org

THE RESOLUTION

BE IT RESOLVED: Shareholders request that the Board issue a report, at reasonable expense and excluding proprietary information, describing how P&G could address flexible plastic packaging in alignment with the findings of the Pew Report, or other authoritative sources, to reduce its contribution to plastic pollution.

SUPPORTING STATEMENT: The report should, at Board discretion:

•	Assess the reputational, financial, and operational risks associated with continuing to use non-recyclable plastic packaging while plastic pollution grows;
•	Evaluate feasible actions to achieve fully recyclable packaging including elimination and accelerated research into innovative reusable substitution; and
•	Describe opportunities to pre-competitively work with peers to research and develop reusable packaging as an alternative to single-use packaging.

SUMMARY

The growing plastic pollution crisis poses increasing financial, regulatory, and environmental risks to P&G.

Without immediate and sustained new commitments throughout the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.1

Corporations face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they utilize.2 Governments around the world are increasingly enacting such policies, including seven new U. S. state laws that impose fees on corporations for single-use plastic (SUP) packaging.3 The European Union has banned 10 SUP pollutants and taxed some non-recycled plastic packaging.4 A French law requires 10% of packaging be reusable by 2027 and Portugal requires 30% reusable packaging by 2030.5 Additionally, consumer demand for sustainable packaging is increasing.6

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1 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.4

2 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9

3 https://sustainablepackaging.org/2025/07/22/packaging-policy-news/#:~:text=Years%2Dlong%20EPR%20efforts%20finally,from%20other%20state%20EPR%20programs

4 https://environment.ec.europa.eu/topics/plastics/single-use-plastics_en

5 https://www.greenpeace.org/international/story/51843/plastics-reuse-and-refill-laws

6 https://www.shorr.com/resources/blog/the-2022-sustainable-packaging-consumer-report/

2025 Proxy Memo Proctor & Gamble Co | Sustainable Packaging Policies for Flexible Plastics

Pew Charitable Trusts’ groundbreaking study, Breaking the Plastic Wave (the “Pew Report”), concluded that the greatest opportunity to reduce or eliminate plastic lies with flexible plastic packaging.7 Flexible plastic packaging is non-rigid packaging, such as bags, pouches, and wraps, made from materials that easily change shape (unlike rigid beverage bottle plastics). Examples include plastic film used for bread bags and potato chip bags, as well as sturdier stand up pouches and sachets used for scores of goods from baby food and dried fruit to pet food, shampoo, and detergent. Because of its light weight, versatility and barrier properties that extend shelf life, flexible packaging is the fastest growing form of packaging globally, a market valued at more than $200 billion annually.8

P&G uses flexible packaging for products including hair care, skin care, paper towels, and diapers. Flexible plastic packaging is virtually unrecyclable in America. The Pew report found that with innovation, redesign, and substitution, 26 million metric tons of flexibles can be avoided globally.9

Reducing plastic use is the most attractive solution from environmental, economic, and social perspectives, yet P&G lacks a solution to its flexible packaging use.10

P&G Risks Failing to Meet its 2030 Packaging Goals

Despite its stated commitments to sustainable packaging, approximately 19% of P&G’s plastic packaging remains in flexible packaging. Unless P&G takes immediate action to eliminate flexibles by robustly engaging in research and expansion of reusable packaging, P&G risks failing to meet its 2030 packaging goals. P&G set a goal to reduce virgin plastic by 50% by 2030, however total plastic use increased by 3% in 2020-2021, and by another 1.1% in 2022-2023.11 Our Company could avoid regulatory, environmental, and competitive risks by adopting a comprehensive approach to addressing flexible plastic packaging use at scale.

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7 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p. 51

8 https://www.marketsandmarkets.com/Market-Reports/flexible-packaging-market-1271.html#:~:text=The%20global%20flexible%20plastic%20packaging,cagr%20from%202024%20to%202029

9 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.51; https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.10

10 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.10;

11 https://files.worldwildlife.org/wwfcmsprod/files/Publication/file/4urk9obdqa_WWF_Transparent_2023_FINAL_12.08.23.pdf, pp . 37, 65; https://www.pginvestor.com/esg/environmental/waste/default.aspx#plastic_packaging_goals

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2025 Proxy Memo Proctor & Gamble Co | Sustainable Packaging Policies for Flexible Plastics

RATIONALE FOR A YES VOTE

1.	Flexible plastic packaging poses growing financial and regulatory risks to P&G.

2.	Reputational damage and lost customers.

3.	P&G is lagging its competitors by failing to align its packaging targets with key research in the Pew Report.

1.	P&G is at risk of failing a key sustainable packaging commitment, exposing the Company to financial, regulatory, and reputational risk.

DISCUSSION

1.	Flexible plastic packaging poses growing financial and regulatory risks to P&G.

Governments across the globe are increasingly holding producers accountable for plastic packaging pollution and its wide range of negative effects on human and environmental health.

Global leaders from more than 180 U.N. Member States are negotiating a global treaty to end plastic pollution. Mandates are being considered for legally binding plastic use reductions, recyclability, and transitions away from disposable packaging and towards reusables.12

Flexible plastic packaging is especially susceptible to becoming plastic pollution as it is sometimes made with multiple materials layered together, making it virtually impossible to process in conventional recycling systems. The largest corporate collaboration on plastic pollution, the Ellen MacArthur Foundation New Plastics Economy Global Commitment, defines recyclable packaging as including only those plastics that have a 30% recycling rate across multiple regions which collectively represent at least 400 million inhabitants. Flexible packaging is widely regarded as non-recyclable since it falls far below this standard —only 2% of households in the United States can recycle it .13

Extended Producer Responsibility (“EPR”) laws hold producers responsible for the costs of managing disposable packaging associated with their products at end-of-life. Nearly 70 EPR laws have been enacted in countries and jurisdictions around the world.14 Corporations face an increasing collective financial risk of approximately $100 billion should governments require them to cover the full waste management costs of the packaging they produce.15 In just the last few years, seven new laws to this effect were passed in California, Colorado, Maine, Oregon, Maryland, Minnesota and Washington.16 These EPR laws impose costly producer fees on difficult-to-recycle materials seven U.S. states with EPR laws are actively being written, but the current drafts propose that flexible packaging should have some of the highest fees. EPR laws are likely to pose a significant financial cost to P&G in particular since 19% of its plastic packaging is in flexibles.

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12 https://www.unep.org/news-and-stories/speech/closing-end-plastic-pollution

13 https://recyclingpartnership.org/film-and-flexibles/

14 https://www.oecd-ilibrary.org/environment/extended-producer-responsibility-epr-and-the-impact-of-online-sales_cde28569-en, p. 10

15 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

16 https://sustainablepackaging.org/2025/07/22/packaging-policy-news/#:~:text=Years%2Dlong%20EPR%20efforts%20finally,from%20other%20state%20EPR%20programs

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2025 Proxy Memo Proctor & Gamble Co | Sustainable Packaging Policies for Flexible Plastics

2.	Reputational damage and lost customers.

Companies that do not move swiftly to reduce their use of single use plastic for packaging also risk reputational damage and lost customers. Recent polls indicate that consumers want companies to take action on plastics. Eighty percent of respondents in one recent poll favored requiring companies to reduce plastic packaging, increase the use of reusable packaging, and take responsibility for their plastic waste.17 In an April 2024 poll, 90% were in favor of finding alternatives to single use plastics and 88% called for elimination of unnecessary and avoidable plastic.18

3.	P&G is lagging its competitors by failing to align its packaging targets with key research in the Pew Report.

In 2020, the Pew Report concluded that reduction of plastic waste is the most viable solution from environmental, economic, and social perspectives. Without immediate and sustained new commitments across the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.19

The watershed Pew Report states that existing corporate commitments are insufficient to tackle ocean plastic pollution and that corporations must reduce their virgin plastic use by one-third through a variety of strategies, including designing packaging to be recyclable in-practice and at scale and eliminating or replacing single-use packaging with reusables. The Pew Report finds that the greatest opportunity to reduce or eliminate plastic lies with addressing flexible plastic packaging. With innovation, redesign, and substitution, 26 million metric tons of flexibles can be avoided globally.

Though P&G has multiple sustainable packaging goals, none identify opportunities to specifically address flexible plastic packaging through reduction or elimination. This is the principal justification for the report called for in this proposal.

Unlike competitors Unilever, Colgate-Palmolive, and Johnson & Johnson, our company has declined to join the largest corporate collaboration on plastic pollution, the Ellen MacArthur Foundation New Plastics Economy Global Commitment. Members pledge to make their packaging recyclable, reusable or compostable by 2025; P&G’s commitment is to make its packaging recyclable, reusable or compostable five years later in 2030, so it lags competitors in this area.

Thirteen national and regional Plastics Pacts have formed in the last few years to uphold and accelerate corporate responsibility and a circular economy for plastics. P&G, unlike competitors Clorox, Henkel, and Reckitt, is not a member of the U.S. Plastics Pact, which seeks to make all packaging recyclable, reusable, or compostable by the end of 2025.

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17 https://usa.oceana.org/press-releases/americans-are-sick-of-single-use-plastic-pollution-poll-finds/

18 https://www.nrdc.org/bio/daniel-rosenberg/poll-people-want-action-plastics-health-and-wildlife

19 https://www.systemiq.earth/wp-content/uploads/2020/07/BreakingThePlasticWave_MainReport.pdf

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2025 Proxy Memo Proctor & Gamble Co | Sustainable Packaging Policies for Flexible Plastics

4.	P&G is at risk of failing a key sustainable packaging commitment, exposing the Company to financial, regulatory, and reputational risk.

As a result of the company’s failure to address flexible plastic packaging, P&G risks failing to meet a key packaging goal. Despite its stated commitments to reduce plastic usage, the company instead has increased its absolute plastic tonnage and its use of flexibles. P&G total plastic use increased by 3% in 2020-2021, and by another 1.1% during 2022-2023.20 With 14% of the company’s plastic packaging in unrecyclable multi-material flexible packaging and another 5% in difficult-to-recycle mono-material flexibles, the company is preventing itself from achieving success. More specifically, flexibles increased from 12.7% of P&G packaging in 2021 to 19.6% in 2022, including an increase in mono-material films from 0% in 2021 to 5.2% in 2022. These discrepancies between P&G’s goals and lack of commensurate action raise concerns about the effectiveness of the company’s existing sustainability initiatives.

We ask our company to report on a holistic evaluation of opportunities to reduce or eliminate unrecyclable flexible plastic packaging, make all packaging recyclable, and transition into reusable alternatives. Without the actions requested in this proposal, P&Gs continued use of flexible plastic packaging will prevent the company from achieving its goals for sustainable packaging and expose the company to reputational, regulatory, and competitive risks associated with greenwashing and a lack of corporate accountability.

By adopting the actions outlined in this proposal, the company can thoroughly evaluate opportunities to reduce its use of non-recyclable flexible plastics to address these challenges and help allay growing public, investor and policymaker concerns.

RESPONSE TO PROCTER & GAMBLE BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In the company’s opposition statement, P&G says it is pursuing a “robust” strategy to reduce plastic waste yet also states “[f]lexible plastics also offer the potential for reducing total plastic use and are an efficient and effective means of providing refillable product models, which we continue to explore.” Replacing one form of plastic, such as a recyclable plastic laundry detergent bottles with unrecyclable refill pouches does not make sense. It is adding to unrecyclable plastic waste, not reducing it.

--The company states it has cut use of virgin petroleum plastic in consumer packaging by 21% per unit of production but fails to mention its overall use of plastic has increased as noted above.

--The company mentions phasing out flexible plastic packaging for a razor product which is encouraging but also voices the belief that systems can be developed in a timely manner to recycle flexibles, which the history of U.S. recycling suggests is not realistic. For example, after decades of efforts, the most recycled U.S. plastic is PET plastic, the plastic used for bottled waters and soft drinks, with a recycling rate of only about 30%. How does the company expect to be able to recycle substantial amounts of flexibles from scratch in a reasonable time frame? History suggests it will take decades. With the expanding flow of poorly controlled plastic pollution, switching from flexibles to recyclable alternatives in the near term is the only realistic option that will help stem the tide of plastic pollution.

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20 https://files.worldwildlife.org/wwfcmsprod/files/Publication/file/4urk9obdqa_WWF_Transparent_2023_FINAL_12.08.23.pdf, p. 65; https://www.pginvestor.com/esg/environmental/waste/default.aspx#plastic_packaging_goals

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2025 Proxy Memo Proctor & Gamble Co | Sustainable Packaging Policies for Flexible Plastics

--The company states that our requested report “would not provide any meaningful value to shareholders” because it is working to reduce plastic waste and is transparent about its many efforts to do so. As noted above, the company has not identified how it plans to specifically address flexible plastic packaging through reduction or elimination at scale—hence the value of the requested report for investors.

This proposal requests that the company consider adopting a clear strategy for addressing the unrecyclable flexible plastic in its portfolio that will allow it to make more meaningful progress on its sustainable packaging goals as a result.

CONCLUSION

Vote “Yes” on this Shareholder Proposal asking P&G to Report on Opportunities for Sustainable Flexible Plastic Packaging.

P&G is making slow and limited progress on commitments to use less plastic packaging and significantly lags peers on its goal to make all its packaging recyclable. In fact, its overall plastic use has increased in recent years. Unrecyclable flexible plastic packaging, in particular, is a key contributor to P&G’s role in plastic pollution. By producing a report that assesses new opportunities to reduce flexible plastic use and pollution, the company can reduce the financial, regulatory, and reputational risk associated with failing to promptly meet its packaging goals and reduce its contribution to plastic pollution.

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For questions, please contact Conrad MacKerron, As You Sow, mack@asyousow.org

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